Exhibit 99.14

CONSENT OF ABINASH MOHARANA

The undersigned hereby consents to the use of the undersigned's name and information derived from the Technical Report titled "NI 43-101 Technical Report: Maiden Inferred Resource Estimate for Standard Lithium Ltd.’s Franklin Project, Hopkins, Franklin and Titus Counties, Texas, United States" dated September 24, 2025, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, and exhibits thereto, of Standard Lithium Ltd. (the "Company") for the period ended December 31, 2025 (collectively, the "Annual Report"), in each case above, consent being provided only as to the quotation, inclusion or summary of those portions of the technical report prepared by the undersigned.

The undersigned also hereby consents to the use of the undersigned's name and the incorporation by reference of any such quotation, inclusion or summary of those portions of the Technical Report prepared by the undersigned that are contained in the Annual Report into the Company's Registration Statements on Form F-10 (File No. 333-289110) and Form S-8 (File No. 333-262400).

/s/Abinash Moharana, SME
Abinash Moharana, SME WSP USA Inc.

Date: March 27, 2026